EXHIBIT 99.17

CONSENT OF DANIEL H. HUSSEY

March 31, 2025

VIA EDGAR

United States Securities and Exchange Commission

Re:	Americas Gold and Silver Corporation (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2024 (the “Form 40-F)

I, Daniel H. Hussey hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the “Technical Report”):

•	Technical report titled “Technical Report on the Galena Complex, Shoshone County, Idaho, USA”, dated December 23, 2016;

and to references to the Technical Report, or portions thereof, in the Form 40-F and the Annual Information Form of the Company for the fiscal year ended December 31, 2024 (the “AIF”), and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the Form 40-F and the AIF. This consent extends to any amendments to the Form 40-F.

I hereby consent to the use of my name in connection with reference to my involvement in the review and approval of certain technical disclosure in the AIF.

//Daniel H. Hussey
Daniel H. Hussey